UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021
Commission File No. 001-36085

CNH INDUSTRIAL N.V.
(Translation of Registrant's Name Into English)

25 St James’s Street,
London, SW1A 1HA
United Kingdom
Tel. No.: +44 1268 533000
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X    Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CNH INDUSTRIAL N.V.

The following exhibit is furnished herewith:

Exhibit 99.1	CNH Industrial N.V. Annual Report for the year ended December 31, 2020 (prepared in accordance with EU-IFRS)

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CNH Industrial N.V.

                                    By: /s/     Michael P. Going
                                    Name: Michael P. Going
                                    Title: Corporate Secretary

March 3, 2021

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	CNH Industrial N.V. Annual Report for the year ended December 31, 2020 (prepared in accordance with EU-IFRS)